UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 7)1
Monmouth Real Estate Investment Corporation
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
609720-10-7
(CUSIP Number)
Mark J. Dadabbo
President
Oakland Financial Corporation
34200 Mound Road
Sterling Heights, Michigan 48310
(800) 201-0450
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
July 7, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or 13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.
1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

1	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Oakland Financial Corporation (Federal ID #38-3276605)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER

NUMBER OF		110,602

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,402,847*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		110,602

	10	SHARED DISPOSITIVE POWER

2,402,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.43%

14	TYPE OF REPORTING PERSON

HC
* Consists of (i) 110,602 shares owned by Oakland Financial Corporation, (ii) 594,813 shares owned by Liberty Bell Agency, Inc., (iii) 1,574,322 owned by Cherokee Insurance Company, (iv) 82,542 owned by Erie Manufactured Home Properties, LLC, (v) 15,000 owned by Apache Ventures, LLC, and (vi) 25,568 owned by Matthew T. Moroun as of the close of business on June 30, 2008. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Liberty Bell Agency, Inc. (Federal ID #38-2338264)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER

NUMBER OF		594,813

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,402,847*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		594,813

	10	SHARED DISPOSITIVE POWER

2,402,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

594,813

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.34%

14	TYPE OF REPORTING PERSON

CO
* Consists of (i) 110,602 shares owned by Oakland Financial Corporation, (ii) 594,813 shares owned by Liberty Bell Agency, Inc., (iii) 1,574,322 owned by Cherokee Insurance Company, (iv) 82,542 owned by Erie Manufactured Home Properties, LLC, (v) 15,000 owned by Apache Ventures, LLC, and (vi) 25,568 owned by Matthew T. Moroun as of the close of business on June 30, 2008. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cherokee Insurance Company (Federal ID #38-3464294)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER

NUMBER OF		1,574,322

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,402,847*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,574,322

	10	SHARED DISPOSITIVE POWER

2,402,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,574,322

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.19%

14	TYPE OF REPORTING PERSON

IC
* Consists of (i) 110,602 shares owned by Oakland Financial Corporation, (ii) 594,813 shares owned by Liberty Bell Agency, Inc., (iii) 1,574,322 owned by Cherokee Insurance Company, (iv) 82,542 owned by Erie Manufactured Home Properties, LLC, (v) 15,000 owned by Apache Ventures, LLC, and (vi) 25,568 owned by Matthew T. Moroun as of the close of business on June 30, 2008. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Erie Manufactured Home Properties, LLC (Federal ID #38-3153222)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER

NUMBER OF		82,542

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,402,847*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		82,542

	10	SHARED DISPOSITIVE POWER

2,402,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,542

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.32%

14	TYPE OF REPORTING PERSON

CO
* Consists of (i) 110,602 shares owned by Oakland Financial Corporation, (ii) 594,813 shares owned by Liberty Bell Agency, Inc., (iii) 1,574,322 owned by Cherokee Insurance Company, (iv) 82,542 owned by Erie Manufactured Home Properties, LLC, (v) 15,000 owned by Apache Ventures, LLC, and (vi) 25,568 owned by Matthew T. Moroun as of the close of business on June 30, 2008. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Apache Ventures, LLC (Federal ID #04-3626405)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER

NUMBER OF		15,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,402,847*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000

	10	SHARED DISPOSITIVE POWER

2,402,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.06%

14	TYPE OF REPORTING PERSON

CO
* Consists of (i) 110,602 shares owned by Oakland Financial Corporation, (ii) 594,813 shares owned by Liberty Bell Agency, Inc., (iii) 1,574,322 owned by Cherokee Insurance Company, (iv) 82,542 owned by Erie Manufactured Home Properties, LLC, (v) 15,000 owned by Apache Ventures, LLC, and (vi) 25,568 owned by Matthew T. Moroun as of the close of business on June 30, 2008. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

1	NAME OR REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Matthew T. Moroun, An Individual

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

SEE ITEM 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan

	7	SOLE VOTING POWER

NUMBER OF		25,568

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,402,847*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		25,568

	10	SHARED DISPOSITIVE POWER

2,402,847*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.10%

14	TYPE OF REPORTING PERSON

IN
* Consists of (i) 110,602 shares owned by Oakland Financial Corporation, (ii) 594,813 shares owned by Liberty Bell Agency, Inc., (iii) 1,574,322 owned by Cherokee Insurance Company, (iv) 82,542 owned by Erie Manufactured Home Properties, LLC, (v) 15,000 owned by Apache Ventures, LLC, and (vi) 25,568 owned by Matthew T. Moroun as of the close of business on June 30, 2008. Matthew T. Moroun is Chairman of the Board and controlling stockholder of Oakland Financial Corporation. Liberty Bell Agency, Inc., Cherokee Insurance Company, Erie Manufactured Home Properties, LLC, and Apache Ventures, LLC are direct, or indirect, subsidiaries of Oakland Financial Corporation.

AMENDMENT NO. 7 TO
STATEMENT PURSUANT TO RULE 13d-1
OF THE GENERAL RULES AND REGULATIONS
UNDER THE SECURITIES ACT OF 1934, AS AMENDED
          This Amendment No. 7 amends Amendment No. 6 (as filed on March 10, 2006, “Amendment No. 6”) to the Statement on Schedule 13D (as filed on March 22, 2002, the “Schedule 13D”) in relation to shares of Class A common stock, par value $.01 per share (the “Common Stock”) of Monmouth Real Estate Investment Corporation, a Maryland corporation (“Issuer”). Capitalized terms used but not defined herein have the meanings attributed to them in Amendments Nos. 1 through 6, or the original Schedule 13D.
          Items 3, 4, and 5 of Amendments Nos. 1 through 6, and the original Schedule 13D are hereby amended and supplemented as follows:
Item 3. Source and Amount of Funds or Other Consideration.
          The first sentence of the first paragraph of Item 3 of Amendments Nos. 1 through 6, and the original Schedule 13D is hereby amended and restated in its entirety to read as follows:
          The aggregate amount of funds used in purchasing the shares of Common Stock reported as being beneficially owned in Item 5 hereof was approximately $17.86 million.
          The fifth paragraph of Item 3 of Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, is hereby amended and restated in its entirety to read as follows:
          Upon filing the March 10, 2006 Amendment No. 6 to the Statement on Schedule 13D, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew T. Moroun collectively owned 1,834,371 shares of Common Stock, or 9.54% of the outstanding shares of Common Stock. At June 30, 2008, Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew T. Moroun collectively owned 2,402,847 shares of Common Stock, or 9.45% of the outstanding shares of Common Stock.
          The decrease from 9.54% ownership of the outstanding shares of Common Stock as of the March 10, 2006 filing to 9.45% at June 30, 2008 is attributable to the net effect of:
1)	Issuer issued 6,209,264 (33%) new shares of Common Stock between March 10, 2006 and June 30, 2008, and therefore, shares outstanding increased from 19,223,878 to 25,432,642 during such period.

2)	Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew T. Moroun collectively increased their owned shares of Common Stock by 568,476 shares, increasing their collective owned shares by 31% from 1,834,371 shares at March 10, 2006 to 2,402,847 shares at June 30, 2008.

Item 4. Purpose of Transaction.
          The first sentence of the first paragraph of Item 4 of Amendments Nos. 1 through 6, and the Schedule 13D is hereby amended and restated in its entirety to read as follows:
          Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew T. Moroun had net acquisitions of 568,474 shares of Common Stock between March 10, 2006 and June 30, 2008. Their total ownership of the outstanding shares of Common Stock was 9.45% at June 30, 2008, down from 9.54% at March 10, 2006.
Item 5. Interest in Securities of the Issuer.
          Paragraphs (a), (b), and (c) of Item 5 of Amendments Nos. 1 through 6, and the Schedule 13D are hereby amended and restated in their entirety to read as follows:
          (a) As of June 30, 2008, Oakland owned 110,602 shares of Common Stock, or approximately 0.43% of the outstanding shares of Common Stock, Liberty Bell owned 594,813 shares of Common Stock, or approximately 2.34% of the outstanding shares of Common Stock, Cherokee owned 1,574,322 shares, or approximately 6.19% of the outstanding shares of Common Stock, Erie owned 82,542 shares, or approximately 0.32% of the outstanding shares of Common Stock, Apache owned 15,000 shares, or approximately 0.06% of the outstanding shares of Common Stock, and Matthew T. Moroun owned 25,568 shares, or approximately 0.10% of the outstanding shares of Common Stock. On a collective basis, as of June 30, 2008, the reporting persons beneficially owned an aggregate of approximately 9.45% of the outstanding shares of Common Stock.
          The above ownership percentages are calculated based on the total number of outstanding shares of Common Stock, including Preferred Stock Conversions, as reported by Issuer in its Form 10-Q for the quarter ended March 31, 2008. The total number of outstanding shares of Common Stock owned by Oakland, Liberty Bell, Cherokee, Erie, Apache, and Matthew T. Moroun does not include any shares acquired pursuant to Issuer’s Dividend and Reinvestment Plan (“DRP”) received or settled after June 30, 2008.
          (b) As of June 30, 2008, Oakland had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 110,602 shares of Common Stock, or approximately 0.43% of the outstanding shares of Common Stock, Liberty Bell had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 594,813 shares of Common Stock, or approximately 2.34% of the outstanding shares of Common Stock, Cherokee had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 1,574,322 shares of Common Stock, or approximately 6.19% of the outstanding shares of Common Stock, Erie had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 82,542 shares of Common Stock, or approximately 0.32% of the outstanding shares of Common Stock, Apache had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 15,000 shares of Common Stock, or approximately 0.06% of the outstanding shares of Common Stock, and Matthew T. Moroun had the sole power to vote or direct the vote and to dispose or direct the disposition of an aggregate of 25,568 shares of Common Stock, or approximately 0.10% of the outstanding shares of Common Stock.

          (c) During the 60-day period preceding the date of this Amendment No. 7, Oakland acquired 5,001 shares of Common Stock through open market and/or DRP purchases at a cost of $6.40 per share, for a total cost of $31,991.
          During the 60-day period preceding the date of this Amendment No. 7, Liberty Bell acquired 1.4 shares of Common Stock through open market and/or DRP purchases at a cost of $6.50 per share, for a total cost of $9.
          During the 60-day period preceding the date of this Amendment No. 7, Cherokee acquired 45,285 shares of Common Stock through open market and/or DRP purchases at a cost of $6.64 per share, for a total cost of $300,655.
          During the 60-day period preceding the date of this Amendment No. 7, Erie acquired 15,000 shares of Common Stock through open market and/or DRP purchases at a cost of $7.03 per share, for a total cost of $105,460.
          During the 60-day period preceding the date of this Amendment No. 7, Apache acquired 10,000 shares of Common Stock through open market and/or DRP purchases at a cost of $7.39 per share, for a total cost of $73,960.
          During the 60-day period preceding the date of this Amendment No. 7, Matthew T. Moroun acquired 1.8 shares of Common Stock through open market and/or DRP purchases at a cost of $6.51 per share, for a total cost of $12.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2008

OAKLAND FINANCIAL CORPORATION

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

LIBERTY BELL AGENCY, INC.

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

CHEROKEE INSURANCE COMPANY

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

ERIE MANUFACTURED HOME PROPERTIES, LLC

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

APACHE VENTURES, LLC

By:	/s/ Mark J. Dadabbo
Name:	Mark J. Dadabbo
Title:	President

MATTHEW T. MOROUN

By:	/s/ Matthew T. Moroun
Name:	Matthew T. Moroun, An Individual